May 10, 2005


                     Highlights of Unconsolidated Financial
                               Results for FY2005
                     (April 1, 2004 through March 31, 2005)
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                       (Billion yen, unless otherwise specified)

----------------------------------------------------------------------------------------------------------------------------
                                 FY2004                       FY2005                              FY2006 Forecast
                               (Apr. 2003          (Apr.2004 through Mar. 2005)            (Apr.2005 through Mar. 2006)
                                  through
                                Mar. 2004)
                                            ------------                                ------------
                                              FY2005                       ------------   FY2006                 -----------
                                            semi-annual                        % of     semi-annual                % of
                                             (Apr. 2004                       change     (Apr. 2005                change
                                            through Sep.                       from     through Sep.                from
                                                2004)                         FY2004        2005)                  FY2005
============================================================================================================================
Domestic vehicle production        3,557        1,802             3,749         5.4%        1,800        3,770        0.6%
(Thousand units)
----------------------------------------------------------------------------------------------------------------------------
Overseas vehicle production        2,740        1,511             3,127        14.1%        1,800        3,610       15.4%
(Thousand units)
----------------------------------------------------------------------------------------------------------------------------
Domestic vehicle sales             1,765          838             1,805         2.3%          820        1,830        1.4%
(Thousand units)
----------------------------------------------------------------------------------------------------------------------------
Exports                            1,860          967             1,982         6.6%        1,000        1,990        0.4%
(Thousand units)
----------------------------------------------------------------------------------------------------------------------------
Houses                             4,038        1,981             4,392         8.8%        2,100        4,500        2.5%
(Units)
----------------------------------------------------------------------------------------------------------------------------
Net sales                        8,963.7      4,459.7           9,218.3         2.8%      4,500.0      9,400.0        2.0%
 Domestic                        3,593.1      1,723.0           3,654.9         1.7%
 Export                          5,370.5      2,736.7           5,563.4         3.6%
----------------------------------------------------------------------------------------------------------------------------
Operating income                   833.7        392.3             701.3      - 15.9%        290.0        620.0     - 11.6%
(Income ratio)                    (9.3%)       (8.8%)            (7.6%)                    (6.4%)       (6.6%)
----------------------------------------------------------------------------------------------------------------------------
Ordinary income                    915.7        442.3             856.2       - 6.5%        330.0        770.0     - 10.1%
(Income ratio)                   (10.2%)       (9.9%)            (9.3%)                    (7.3%)       (8.2%)
----------------------------------------------------------------------------------------------------------------------------
Income before income taxes         892.4        417.3             831.2       - 6.9%        330.0        770.0      - 7.4%
(Income ratio)                   (10.0%)       (9.4%)            (9.0%)                    (7.3%)       (8.2%)
----------------------------------------------------------------------------------------------------------------------------
Net income                         581.4        263.7             529.3       - 9.0%        220.0        500.0      - 5.5%
(Income ratio)                    (6.5%)       (5.9%)            (5.7%)                    (4.9%)       (5.3%)
----------------------------------------------------------------------------------------------------------------------------
Factors contributing to                     Operating income decreased by               Operating income is expected to
increases and decreases in                  132.4 billion yen.                          decrease by 81.3 billion yen.
operating income
                                            (Decrease)                                  (Decrease)
                                            Effects of changes in            - 120.0    Effects of changes in      - 80.0
                                            exchange rates                              exchange rates
                                            Increases in R&D                 - 162.4    Increases in R&D           - 81.3
                                            expenses, etc.                              expenses, etc.

                                            (Increase)                                  (Increase)
                                            Cost reduction efforts              90.0    Cost reduction efforts       70.0
                                            Marketing efforts                   60.0    Marketing efforts            10.0
----------------------------------------------------------------------------------------------------------------------------
Exchange rates                JPY113/US$    JPY110/US$             JPY108/US$            JPY105/US$           JPY105/US$
                              JPY133/Euro   JPY133/Euro            JPY135/Euro           JPY135/Euro          JPY135/Euro
----------------------------------------------------------------------------------------------------------------------------
Capital investment                 266.4        115.7                290.7                  150.0             330.0
----------------------------------------------------------------------------------------------------------------------------
Depreciation expenses              244.3        121.9                241.3                  130.0             260.0
----------------------------------------------------------------------------------------------------------------------------
R&D expenses                       591.2        302.1                657.9                  310.0             680.0
----------------------------------------------------------------------------------------------------------------------------
Interest-bearing debt              500.6        500.6                500.6
----------------------------------------------------------------------------------------------------------------------------
Performance evaluation                                      Increases in sales and
                                                         decreases in operating income
                                                              sales reached a
                                                              historic high.
----------------------------------------------------------------------------------------------------------------------------
Number of employees               65,346       64,408               64,237
----------------------------------------------------------------------------------------------------------------------------

Cautionary Statement with Respect to Forward-Looking Statements

     This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;
(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates;
(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
     A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.